SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

25 July 2018

Prudential enters the mutual fund market in Thailand through the acquisition of leading asset management company, TMB Asset Management and distribution partnership with TMB

Eastspring Investments ("Eastspring"), the Asian asset management business of Prudential plc ("Prudential"), has reached an agreement to initially acquire 65 per cent of TMB Asset Management Co., Ltd. ("TMBAM"), a leading asset management company in Thailand, from TMB Bank Public Company Limited ("TMB"). Eastspring has an option to increase its ownership to 100 per cent in the future. As part of this acquisition, Eastspring has also entered into a distribution agreement with TMB to provide best-in-class investment solutions to their customers.

The acquisition of TMBAM, the fifth-largest asset manager[1] in Thailand, with £10 billion[2] of assets under management which has grown by a market leading 26 per cent compound annual growth rate over the last three years, reinforces Prudential's commitment to the Thai market. It also complements Prudential's fast growing life insurance business and provides Eastspring with a unique opportunity to establish a significant third party presence in the largest and fastest growing mutual fund market in the ASEAN region[3].  The completion of the transaction is subject to local regulatory approval.

By partnering with TMB, Thailand's seventh largest bank[4] by assets, with an extensive footprint of over 400 branches and six million customers, Eastspring will further enhance TMBAM's strong track record of asset growth. These foundations provide an excellent position from which to capitalise on the attractive growth opportunities in Thailand's mutual fund market arising from an expanding middle class, rising affluence, strong savings culture and a mutual fund penetration rate well below that in more developed markets.

Prudential has operated in Thailand for more than 20 years through Prudential Life Assurance (Thailand) Public Company Limited. At 31 December 2017, Prudential served over 1.5 million customers in Thailand and managed more than THB 90 billion of assets on their behalf.

Eastspring is Asia's leading retail asset manager with £139 billion of assets under management and has been operating in Asia for almost 25 years. This acquisition expands Eastspring's presence to 11 markets in Asia.

Nic Nicandrou, Chief Executive of Prudential Corporation Asia, said: "Asia is the growth engine of Prudential and the acceleration of our asset management business is a key strategic priority. This acquisition further enhances Prudential's position in Thailand and demonstrates our commitment to meeting the fast-growing savings and investment needs of our clients in the region. Through its on-the-ground presence, Eastspring will also be able to enhance its investment support to our high-quality life insurance business."

Guy Strapp, Chief Executive of Eastspring Investments, said: "This transaction enables us to further strengthen our unrivalled footprint in Asia. Eastspring has a long history of building successful partnerships and is ideally positioned to complement TMB's strong local market position and distribution capabilities. We see substantial growth opportunities in Thailand and this transaction offers the potential to mutually develop a broad range of 'best-in-class' investment solutions for the rapidly expanding Thai mutual fund market."

Khun Piti Tantakasem, Chief Executive Officer of TMB, said: "We are delighted to announce this partnership with Prudential, an internationally renowned business. Prudential has a well-established presence in Thailand and we believe that, through this partnership with Eastspring, we will be able to better serve the needs of TMB's customers. Eastspring is an ideal partner to meet the growing investment needs of our customers by developing and offering local, regional and global investment solutions through its highly rated product offerings."

Enquiries:

Media		Investors/Analysts
Anneliese Diedrichs	+65 8799 9241	Chantal Waight	+44 20 7548 3039
Tom Willetts	+44 20 7548 2776	Richard Gradidge Mark Fairbairn	+44 20 7548 3860 +852 2918 6358

Notes to Editors:
Exchange rates of GBP 1 = THB 43.7399, which is the closing exchange rate as of 30 June 2018, have been used throughout this document.

About Eastspring Investments
Eastspring Investments is the Asian asset management business of Prudential plc, and manages investments on behalf of retail and institutional investors. It is one of the region's largest asset managers, with a presence in 10 major Asian markets as well as distribution offices in the US and Europe. It has £139 billion in assets under management (as at 31 December 2017) and provides investment solutions across a broad range of asset classes, including equities, fixed income, multi-asset solutions, infrastructure and alternatives. Eastspring Investments is a signatory to the United Nations-supported Principles for Responsible Investment (PRI), a voluntary programme which encourages best practice in environmental, social and corporate governance issues.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving around 26 million insurance customers, with £669 billion of assets under management (as at 31 December 2017). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

About TMB Asset Management Co., Ltd.
TMB Asset Management Co., Ltd. is a wholly owned subsidiary of TMB Bank Public Company Limited, a market-leading bank in Thailand with over 400 branches and 6.4 million retail customers (as at 31 March 2018). It has THB 422 billion (equivalent to £10 billion) in assets under management (as at 31 March 2018) across a broad range of asset classes.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger of the M&G Prudential business; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&G Prudential business following such demerger; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

[1] Source: TMB Investor factsheet (as of March 2018)
[2] Assets under management as at 31 March 2018
[3] Source: Cerulli Asset Management in Southeast Asia 2017 Report, data as of Dec 2016
[4] Source: TMB Investor factsheet (as of March 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 July 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group General Counsel and Company Secretary